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                          November 27, 2023

       Timothy G. Henry
       President and CEO
       Franklin Financial Services Corporation
       1500 Nitterhouse Drive
       Chambersburg, Pennsylvania 17201-0819

                                                        Re: Franklin Financial
Services Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed November 17,
2023
                                                            File No. 333-275635

       Dear Timothy G. Henry:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Erik Gerhard, Esq.